                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                          Santa Fe Pacific Corporation
                   -----------------------------------------
                                (Name of Issuer)


                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)


                                   802183103
                    ----------------------------------------
                                 (CUSIP Number)


                              Robert M. Hart, Esq.
              Senior Vice President, General Counsel and Secretary
                             Alleghany Corporation
                               Park Avenue Plaza
                           New York, New York  10055
                                 (212) 752-1356
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                             Aileen C. Meehan, Esq.
                        Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                           New York, New York  10112
                                 (212) 632-3338

                                January 25, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

              Check the following box if a fee is being paid with this statement [ ].


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              CUSIP No. 802183103
                        ---------
              -----------------------------------------------------------------
              1.   Name of Reporting Person
                   S.S. or I.R.S. Identification No. of Above Person

                   Alleghany Corporation
                   51-0283071
              -----------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a) [ ]
                   (b) [ ]
              -----------------------------------------------------------------
              3.   SEC Use Only

              -----------------------------------------------------------------
              4.   Source of Funds (See Instructions)

                   WC, BK
              -----------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings is Required
                   Pursuant to Items 2(d) or 2(e)        .
                                                  -------
              -----------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   Delaware
              -----------------------------------------------------------------
              Number of         7.   Sole Voting Power
              Shares                 11,846,958
                                     ------------------------
              Beneficially      8.   Shared Voting Power
              Owned by               6,215,038
                                     ------------------------
              Each Reporting    9.   Sole Dispositive Power
              Person With            11,846,958
                                     ------------------------
                                10.  Shared Dispositive Power
                                     6,215,038
                                     ------------------------
              -----------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                   18,061,996
              -----------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                             ---------



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              -----------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   9.6%
              -----------------------------------------------------------------
              14.  Type of Reporting Person (See Instructions)

                   CO
              -----------------------------------------------------------------













































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                        This statement is filed by Alleghany Corporation

              ("Alleghany"), a Delaware corporation having its principal executive offices at Park Avenue Plaza, New York, New York

              10055, and relates to shares of the Common Stock, par value

              $1.00 per share (the "Common Stock"), of Santa Fe Pacific

              Corporation, a Delaware corporation ("Santa Fe Pacific").

              The address of Santa Fe Pacific's principal executive offices is 1700 East Golf Road, Schaumburg, Illinois, 60173-5860.

              This Amendment No. 4 amends the Schedule 13D Statement filed by Alleghany on September 22, 1994, as amended by Amendment

              Nos. 1, 2 and 3, filed on October 14, 1994,

              November 14, 1994, and January 24, 1995, respectively, by

              furnishing the information set forth below.


              Item 3.   Source and Amount of Funds or Other Consideration.
              ------    -------------------------------------------------

                        The information previously furnished in response to

              Item 3 is hereby supplemented as follows:

                        In connection with the purchases of Common Stock of

              Santa Fe Pacific on January 25, 1995, described in Item 5

              hereof, Alleghany borrowed $5 million under the Revolving

              Credit Facility, which constituted all outstanding

              indebtedness under the Revolving Credit Facility at that

              date.








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              Item 5.   Interest in Securities of the Issuer.
              ------    ------------------------------------

                        The information previously furnished in response to

              Items 5(a) and 5(b) is hereby updated and superseded as

              follows:

                        (a)  As of the close of business on

              January 25, 1995, Alleghany beneficially owned 18,061,996

              shares of the Common Stock of Santa Fe Pacific, or

              approximately 9.6% of the 188,301,537 outstanding shares of

              Common Stock of Santa Fe Pacific, as reported in Burlington

              Northern and Santa Fe Pacific's Joint Proxy Statement for

              Special Meetings of Stockholders to be held February 7, 1995 as being outstanding at December 31, 1994.

                        (b)  Alleghany has the sole power to vote, or to

              direct the vote of, and sole power to dispose of or direct the disposition of, 11,846,958 shares of the Common Stock of

              Santa Fe Pacific disclosed in Item 5(a) above.

                        Alleghany has shared voting and investment power

              with respect to the following shares of the Common Stock of

              Santa Fe Pacific owned by subsidiaries of Alleghany:

                                                   Number of Shares of
                    Subsidiary and                   Common Stock of
              Address of Principal Office            Santa Fe Pacific
              ---------------------------            ----------------

              Chicago Title Insurance Company           124,000
                171 North Clark Street
                Chicago, Illinois 60601

              Ticor Title Insurance Company              46,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770



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              Ticor Title Guarantee Company               9,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Security Union Title Insurance
                Company                                  21,000
                1717 Walnut Grove Avenue
                Rosemead, California 91770

              Underwriters Reinsurance Company        1,022,556
                22801 Ventura Boulevard
                Woodland Hills, California 91365

              Underwriters Insurance Company          4,992,482
                22801 Ventura Boulevard
                Woodland Hills, California 91365


              Information concerning the principal business of each of

              Chicago Title, Ticor Title, Ticor Title Guarantee, Security

              Union, Underwriters and UIC is set forth in Item 2 hereof,

              and specifically incorporated in this Item 5.

                        The information previously furnished in response to

              Item 5(c) is supplemented as follows:

                        (c)  Transactions effected in the Common Stock of

              Santa Fe Pacific since January 24, 1995, the last date for which such transactions were reflected on Amendment No. 3 to

              Alleghany's Schedule 13D Statement, were as follows:

                        On January 25, 1995, Alleghany purchased 4,567,996

              shares of the Common Stock of Santa Fe Pacific for a

              consideration of $18.50 per share, in transactions executed on the New York Stock Exchange; 3,537,196 of such shares were purchased from College Retirement Equities Fund ("CREF") and a separate account of CREF's companion organization Teachers

              Insurance and Annuity Association of America ("TIAA"), and

              1,030,800 of such shares were purchased from various

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              investment funds and other institutional investors for which

              Fidelity Management & Research Company or affiliated entities acts as investment advisor ("Fidelity Accounts").  In

              connection with such purchases from CREF, TIAA and the

              Fidelity Accounts, Alleghany received proxies to vote such shares at the meeting of holders of Common Stock of Santa Fe

              Pacific scheduled to be held on February 7, 1995.


              Item 6.   Contracts, Arrangements, Understandings or
              ------    ------------------------------------------
                        Relationships with Respect to Securities of
                        -------------------------------------------
                        Issuer
                        ------

                        As described in Item 5 above, in connection with

              the purchases of 3,537,196 shares of Common Stock of Santa Fe

              Pacific from CREF amd TIAA and 1,030,800 shares of Common

              Stock of Santa Fe Pacific from the Fidelity Accounts,

              Alleghany received proxies to vote such shares at the meeting of holders of Common Stock of Santa Fe Pacific scheduled to be held on February 7, 1995.



















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                                   SIGNATURE
                                   ---------


                             After reasonable inquiry and to the best of my

              knowledge and belief, I certify that the information set

              forth in this Amendment No. 4 is true, complete and correct.

              Dated:  January 26, 1995


                                            ALLEGHANY CORPORATION


                                            By: /s/ Robert M. Hart
                                               --------------------------
                                               Robert M. Hart
                                                Senior Vice President,
                                                General Counsel and
                                                Secretary






























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